October 20, 2006
Brent B. Siler
+1 202 663 6224 (t)
+1 202 663 6363 (f)
brent.siler@wilmerhale.com
BY EDGAR AND HAND DELIVERY
Jeffrey P. Riedler
Assistant Director
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Sucampo Pharmaceuticals, Inc. Amendment No. 2 to Registration Statement on Form S-l, filed October 20, 2006 File No. 333-135133
Dear Mr. Riedler:
      On behalf of Sucampo Pharmaceuticals, Inc. (“Sucampo” or the “Company”), this letter responds to the comments in your letter dated August 18, 2006 to Sachiko Kuno, the President and Chief Executive Officer of Sucampo, regarding the filing of Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”). Sucampo is filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”) today.
General
1.	Please revise your disclosure throughout to provide updated financial statements and related financial information through June 30, 2006.
RESPONSE:
The Company has included updated financial statements and revised the related disclosures throughout the prospectus.
2.	We note your response to our prior comment 8 and reissue that comment in part. We understand that the risk factor on page 20 discusses the risks associated with Takeda’s termination rights. Please, however, provide us an analysis of the importance to your business of the future approval of AMITIZA for the treatment of irritable bowel syndrome.
RESPONSE:

U.S. Securities and Exchange Commission
October 20, 2006

The Company believes that a failure to receive FDA approval of AMITIZA to treat irritable bowel syndrome with constipation would have three primary adverse effects on the Company and its business:
•	If Takeda and the Company failed to agree upon an alternative development and commercialization strategy, Takeda could choose to terminate its agreement. This could lead to lower revenue from the sale of AMITIZA for the existing approved indication, chronic idiopathic constipation, until the Company could find a replacement marketing organization or develop its own. This consequence is disclosed in the risk factor captioned “We depend significantly on our collaboration with Takeda . . .” on page 19 of the prospectus.

•	If the Company applied for, but failed to receive, FDA approval for AMITIZA for this indication, Takeda would no longer be obligated to pay the Company up to $60.0 million of additional milestone payments upon the Company’s achievement of future regulatory milestones relating to AMITIZA and up to $50.0 million of commercialization milestones payable upon the achievement of targets for annual net sales of AMITIZA. The Company has added disclosure on page 19 of the prospectus to amplify the consequence of a failure to receive FDA approval of AMITIZA to treat irritable bowel syndrome with constipation.

•	The Company would not be able to generate product revenue from sales of AMITIZA for this indication, which would make it more difficult for the Company to achieve profitability. This consequence is disclosed in the risk factor captioned “If we are unable to successfully commercialize our first product, AMITIZA, for the treatment of ... other indications for which we are developing this drug ...” on page 7 of the prospectus. The Company has added disclosure to this risk factor to clarify that irritable bowel syndrome with constipation is one of the indications to which this risk factor relates.
The Company acknowledges the importance of each of these potential adverse effects and believes it has adequately disclosed them in the prospectus. The Company does not, however, believe that its future success is “substantially dependent” upon the approval of AMITIZA to treat irritable bowel syndrome with constipation. The Company already has an approved product that is being marketed and is generating product revenue. The Company also has in its development pipeline a variety of additional indications for this existing product, such as opioid-induced bowel dysfunction and treatment of chronic idiopathic constipation in pediatric patients, as well as a portfolio of additional products. Furthermore, the Company has a strategy to seek marketing approval for its products in additional international markets. The Company’s current capital resources, together with the proceeds of this offering, would be sufficient to permit it to pursue its most important development plans. Accordingly, while the failure to obtain approval

U.S. Securities and Exchange Commission
October 20, 2006

of AMITIZA to treat irritable bowel syndrome with constipation would likely have adverse effects on the Company and its business, the Company does not believe that this circumstance would prevent the Company from being successful.
Summary, pages 1-7
3.	We note your response to our prior comment 10 and reissue that comment in part. Please revise your disclosure to clarify that your planned Phase IIb clinical trial for cystic fibrosis in 2007 is different than the Phase IIa clinical trial already completed and that it is for the treatment of gastrointestinal disorders associated with cystic fibrosis.
RESPONSE:
The Company has revised the disclosure on page 2 of the prospectus in response to this comment.
4.	We note your response to our prior comment 11 and reissue that comment in part. Please revise your disclosure on pages 106 and 107 regarding the Sucampo Group Reorganization to describe its purpose, who proposed it and why the reorganization will not take place unless the firm commitment offering is consummated. In addition, please also disclose on page 3 in your summary where you discuss the reorganization whether the underwriting agreement requires the consummation of the reorganization as a condition to closing the offering.
RESPONSE:
The Company advises you that the proposed reorganization of the Sucampo Group was completed on September 28, 2006 upon the Company’s acquisition of all of the capital stock of its two affiliated operating companies Sucampo Pharma Europe Ltd. and Sucampo Pharma Ltd. The Company has revised the disclosure on pages 3, 107 and 108 of the prospectus to reflect the completion of the reorganization and to add disclosure regarding the purposes of the reorganization in response to the staff’s comment.
Risk Factors, pages 8-29
We rely on third parties to conduct our clinical trials . . . , page 21
5.	We note your response to our prior comment 24 and reissue that comment in part. Please disclose the number of parties that you engage to conduct your clinical trials.

U.S. Securities and Exchange Commission
October 20, 2006

RESPONSE:
The Company has revised the disclosure on page 21 of the prospectus in response to this comment.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, (MD&A), page 38
Stock-Based Compensation, page 44
6.	We are considering your response to prior comment 33 and may have further comments when you include the offering price in your registration statement.
RESPONSE:
The Company acknowledges your comment.
Additionally, please note that the Company had responded on August 11, 2006 to prior comment 33 that the expense related to non-employee stock options was $1,318,602. The Company’s response should have indicated that the expense was $2,163,189, as this amount was recorded in the 2005 combined financial statements. The Company has subsequently determined that the reported amount of expense in the 2005 combined financial statements should have been $3,443,026 and has restated the combined financial statements to correct for this error.
Research and Development Expenses, page 48
7.	With further regard to your response to our comment 34, please disclose the explanation provided in your response for why it is impractical to break out historical research and development expenses by project.

U.S. Securities and Exchange Commission
October 20, 2006

RESPONSE:
The Company has revised the disclosure on page 48 of the prospectus in response to this comment.
Commitments and Contingencies, page 57
8.	Please revise the total obligation of your “notes payable — related parties” within the table of contractual obligations, as $4,602 no longer equals the addition of your 2006 and 2007 obligation.
RESPONSE:
The Company has revised the disclosure on page 57 of the prospectus in response to this comment.
SPI-8811, pages 74-77
9.	With respect to the 2003 Phase II clinical trial for cystic fibrosis for which the results were inconclusive, please revise your disclosure to clarify if this clinical trial was for the treatment of the disease or for specific disorders associated with the disease. In that regard, we note that your planned Phase IIb clinical trial for cystic fibrosis in 2007 is for the treatment of gastrointestinal disorders associated with cystic fibrosis.
RESPONSE:
The Company has revised the disclosure on page 78 of the prospectus in response to this comment.
Marketing and Sales, pages 79-80
10.	We note your response to our prior comment 43 and reissue that comment in part. With respect to your agreement with Ventiv, please revise your disclosure to disclose any material amounts payable to Ventiv. Your disclosure may describe material amounts payable in the aggregate or annually. Please note that material information is not appropriate for confidential treatment.

U.S. Securities and Exchange Commission
October 20, 2006

RESPONSE:
The Company has revised the disclosure on page 81 of the prospectus in response to this comment.
Certain Relationships and Related Party Transactions, pages 106-111
11.	We note your response to our prior comment 44 and your belief that the conditions to the completion of the Sucampo Group reorganization are not material. Please supplementally provide us a description of those conditions and any other the circumstances under which the reorganization may be terminated as well as your analysis regarding materiality.
RESPONSE:
As noted in the Company’s response to comment 4, the proposed reorganization of the Sucampo Group was completed on September 28, 2006. Accordingly, the conditions to completion of the reorganization as well as any termination rights with respect thereto are no longer applicable. The Company has revised the disclosure on pages 107 and 108 of the prospectus to reflect completion of the reorganization.
Underwriting, pages 122-127
12.	We note your response to our prior comment 48 and your reference to fees paid in the past. Please supplementally provide us information regarding the timing and amount of such fees.
RESPONSE:
Details of the Company’s payments to Leerink Swann & Co. Inc. are provided supplementally in a separate letter, for which the Company has requested confidential treatment. Banc of America Securities LLC (“BoA”) has advised that it has not received any payments from the Company. Affiliates of BoA receive the following payments from the Company: (i) normal service charges associated with its corporate bank accounts, and (ii) principal and interest in connection with an equipment lease, the balance of which is approximately $60,000.

U.S. Securities and Exchange Commission
October 20, 2006

Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-9
13.	We acknowledge your response to our comment 50. Please further elaborate why it is appropriate to defer the $30 million received as reimbursement payments from Takeda. Management stipulated that is had a constructive obligation to continue the studies and clinical trials while funding the subsequent $20 million in costs. Please tell us your basis for determining this “constructive obligation.” Additionally, please tell us, based upon the specific provisions of the development agreement with Takeda, the ramifications to the company if research and development activities ceased subsequent to receipt of the $30 million that would support management’s position that a continuing obligation exists.
RESPONSE:
Our response dated August 11, 2006 indicated that, subsequent to receipt of the initial $30 million from Takeda, the Company had a “constructive obligation” to continue the studies and clinical trials while funding the subsequent $20 million in costs. After reassessing the initial response, the Company believes that it was incorrect to state that there was a constructive obligation to continue services after receipt of the $30 million. Instead, in accordance with the terms of the joint collaboration and development agreement with Takeda (the “Agreement”), the Company believes it has an express contractual obligation to continue providing services after the receipt of the $30 million — not a constructive obligation.
The contractual obligations of the Company to continue to provide services are contained in Section 4.2 of the Agreement, captioned “Parties’ Responsibilities”:
•	Section 4.2(a) provides that both parties “agree to collaborate diligently in the Development of the Product and to use their Best Efforts to Develop and bring the Product to market for the Initial Indications.” The Initial Indications are defined in the Agreement to include all gastroenterology indications, including chronic idiopathic constipation and irritable bowel syndrome with constipation. The terms “Develop” and “Development” are defined to include all activities necessary to obtain any regulatory approvals required in order to market and sell the Product. This section clearly creates an obligation on the part of the Company to continue its development efforts regardless of when the Takeda funding obligation is satisfied.

U.S. Securities and Exchange Commission
October 20, 2006

•	Likewise, Section 4.2(b) provides that the Company “shall conduct all Development work necessary for an NDA submission in the [United States or Canada] for [chronic idiopathic constipation and irritable bowel syndrome with constipation]. . .” This Section goes on to specify the funding obligations of each party, providing that Takeda would fund the first $30 million, the Company would fund the next $20 million, and both parties would share equally any amounts in excess of $50 million. This Section clearly contemplates that the Company is required to continue its development efforts notwithstanding that the Takeda funding obligation is complete, and to continue those obligations until an NDA filing is made.

•	Section 4.2(b) also provides that the Company “shall use its Best Efforts to . . . make an NDA filing for [irritable bowel syndrome with constipation] in the first (1st) quarter of calendar year 2007 . . . ”
These sections of the Agreement indicate the Company had an express contractual obligation to use its best efforts to develop and bring a product to market for the initial two indications — chronic idiopathic constipation and irritable bowel syndrome with constipation. They also indicate that this obligation continued regardless of when Takeda’s $30 million funding obligation was satisfied.
In addition, Article 15 of the Agreement outlines how disputes are to be handled, including litigation and arbitration processes for a material breach of the Agreement. The Company believes failure to use its best efforts to conduct all development work necessary for an NDA submission in the United States and Canada for chronic idiopathic constipation and irritable bowel syndrome with constipation would result in a material breach and believes Takeda could seek remedies, such as repayment of the $30 million paid by Takeda, in the event of non-performance by the Company.
There is no discussion within the Agreement that the $30 million of payments from Takeda is non-refundable. In comparison, all other elements related to funding from Takeda within the Agreement are described as being non-refundable upon receipt of the payments. Negative ramifications, such as potential litigation and repayments of the $30 million to Takeda, in the event of a breach in the contract also support the Company’s position that it has an express contractual obligation to continue providing services after the receipt of the $30 million from Takeda.
Because there is an express contractual obligation to complete the development efforts and make an NDA filing both for chronic idiopathic constipation and for irritable bowel syndrome with constipation, the revenue deferral period for the $30 million received from Takeda is through the estimated date of the NDA filing for the final indication, irritable bowel syndrome with

U.S. Securities and Exchange Commission
October 20, 2006

constipation, which also is when the express contractual obligation is complete. As of March 31, 2006, management estimated the NDA would be completed and filed by December 31, 2006.
A liability is defined by FASB Concepts Statement No. 6, Elements of Financial Statements (“CON 6”) as “probable future sacrifices of economic benefits arising from present obligations of a particular entity to transfer assets or provide services to other entities in the future as a result of past transactions or events.” The Agreement requires the Company to continue providing services after receipt of the initial $30 million and, thus, supports the Company’s revenue recognition deferral policy.
Management believes that the Company’s revenue recognition policy is in accordance with SAB 104, Revenue Recognition, after focusing on the “delivery and performance” criteria, which indicates that the substantial continuing involvement on the part of the Company after the receipt of the $30 million represents a performance obligation in the eyes of its customer through the end of the development period.
In response to this comment, the Company has expanded its revenue recognition policy in Notes 2 and 10 of the combined financial statements on pages F-11 and F-26, respectively, of the prospectus to explain that an express contractual obligation exists to continue providing services after the receipt of funding by Takeda.
* * * * *
      As noted above, the Company’s responses to the staff’s comments are reflected in Pre-Effective Amendment No. 2 to the Registration Statement, which is being filed concurrently herewith.
      As requested by the staff, the Company acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission
October 20, 2006

* * * * *
      If you have any questions or comments on the application, please contact either me at (202) 663-6224 or Bryant Morris at (202) 663-6058.

Respectfully,

/S/ Brent B. Siler

Brent B. Siler

cc:	Ms. Sonia Barros Ms. Christine Allen Mr. Kevin Woody Securities and Exchange Commission Sachiko Kuno, Ph.D Ms. Mariam Morris Jeffrey D. Karpf, Esq.